Exhibit 99.1

Enlivex Announces Positive Interim Efficacy Data from Allocetra Trial in Patients with Moderate to Severe Knee Osteoarthritis

Nes-Ziona, Israel, Dec. 03, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced positive interim efficacy data from the Phase I stage of its randomized, multi-country Phase I/II Allocetra™ trial in patients with moderate to severe knee osteoarthritis.

The multi-center Phase I/II clinical trial consists of two stages. The first stage, which was successfully completed, was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the subsequent Phase II stage.

The Company previously announced that no serious adverse reactions were reported during or following treatment in the Phase I stage. The information below details the interim efficacy data with respect to the treatment of these patients, measured three months following the administration of Allocetra™ injections. The interim efficacy results are highly positive, statistically significant (p-value < 0.0007, n=12), and show marked improvements in all key efficacy endpoints, including reduction of pain and an improvement in functionality, compared to baseline.

	Pre-Treatment	Three Months	Average Reduction (%)[1]	Statistical Significance
Average knee joint pain Scale 0 (no pain) to 10 (highest pain level)	6.10	2.94	50%	p<0.0007
Low-High pain range of the group (Median)	4.71 – 8.20 (5.43)	0.14 – 6.29 (2.49)	NA	NA

Average knee joint function[2] Scale 0-10	4.7	2.8[3]	42%	p<0.0008
Average knee joint stiffness[2] Scale 0-10	5.4	3.2[3]	37%	p<0.003

	Responders to AllocetraTM	Non-Responders AllocetraTM
Change from baseline Pain at 3 months > 40%[4]	83%	17%

Einat Galamidi, MD, Medical Vice President of Enlivex, commented, “Osteoarthritis is the most prevalent form of arthritis and is a leading cause of adult chronic pain and long-term disability, affecting more than 32.5 million Americans. Currently there are no commercially available drugs proven to arrest or reverse progression of the disease. These interim results may indicate that the novel mechanism of action of AllocetraTM may provide a treatment alternative for these osteoarthritis patients.”

[1]	Percent reduction calculated per patient and then averaged for all patients.
[2]	Function and stiffness were assessed via Western Ontario and McMaster Universities Arthritis Index (WOMAC) questionnaire.
[3]	A lower score corresponds to higher function and lower stiffness, as applicable, and is indicative of a better response to treatment.
[4]	75% of the patients were responders according to the OMERACT-OARSI criteria (Outcome Measures in Arthritis Clinical Trials-Osteoarthritis Research Society International)

The trial is currently enrolling patients into the Phase II stage, which is a double-blind, randomized, placebo-controlled trial. In addition to evaluating safety, the blinded randomized stage is statistically powered to assess the efficacy of Allocetra™ injections into the knee. The trial’s key efficacy end points will evaluate joint-pain and joint-function in comparison to placebo at three months, six months and 12 months post treatment.

ABOUT KNEE OSTEOARTHRITIS5

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, expected clinical trial results, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com

[5]	Source: The Arthritis Foundation, Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)